58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

January 17, 2024

CONFIDENTIAL

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.
Draft Registration Statement on Form F-1
Confidentially Submitted on November 22, 2023
CIK No. 0001995520

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 19, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 22, 2023 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

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Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 2	CONFIDENTIAL

Financial Statements

In making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of Revised Draft Registration Statement is impracticable and involves undue hardship for the Company. Moreover, the Company has submitted, and will file, these representations as an exhibit to its registration statement.

Prospectus Cover Page, page ii

1.

Please clarify here whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. In this regard, we note your disclosure on page 48 that the VIE structure has been adopted by many mainland China-based companies, including you, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Revised Draft Registration Statement.

2.

Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 1

3.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 5, 6, and 58 of the Revised Draft Registration Statement.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 3	CONFIDENTIAL

4.

Please discuss your dual-class stock structure, disclose that Class B shares will be entitled to 20 votes per share, and clarify whether your controlling shareholders or their affiliates beneficially own all of your Class B ordinary shares.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 8, 9, 13, 79 and 192 of the Revised Draft Registration Statement.

Cybersecurity Review, page 9

5.

We note your disclosure that as a network platform operator who possesses personal information of more than one million users, you applied for and completed a cybersecurity review with respect to your proposed overseas listing pursuant to the Cybersecurity Review Measures. As it appears that cybersecurity risks are material to your business, please disclose under another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 10 and 149 of the Revised Draft Registration Statement.

Implication of Being a Controlled Company, page 12

6.

Please discuss the controlling shareholders’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Also, discuss that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest. Further, clarify whether you plan to rely on the “controlled company” exemptions from certain corporate governance requirements. Finally, disclose the percentage of outstanding shares that Class B shareholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 8, 9, 13, 79 and 192 of the Revised Draft Registration Statement.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 4	CONFIDENTIAL

Conventions that Apply to This Prospectus, page 13

7.

We note your disclosure that “China” or the “PRC” refers to the People’s Republic of China, and only in the context of describing laws, regulations and other legal or tax matters of mainland China in this prospectus, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in Hong Kong and Macau.

In response to the Staff’s comment, the Company has added the requested disclosure on page 14 of the Revised Draft Registration Statement.

8.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

In response to the Staff’s comment, the Company has added the requested disclosure on page 15 of the Revised Draft Registration Statement.

Financial Information Relating to the VIE, page 18

9.

Please revise your disclosure, here and on page F-14, to better describe the operating activities of the WFOE versus the operating activities of the VIE and VIEs subsidiaries. In doing so, please identify the revenue generating activities performed by the WFOE versus the VIE and VIEs subsidiaries as well as the types of expenses recognized by the WFOE versus the VIE and VIEs subsidiaries.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 21 and F-15 of the Revised Draft Registration Statement.

Risk Factors, page 22

10.

Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 5	CONFIDENTIAL

In response to the Staff’s comment, the Company has added the requested disclosure on page 58 of the Revised Draft Registration Statement.

We will be a “controlled company” as defined under the [NYSE/Nasdaq] corporate governance rules, page 70

11.

Please reconcile your disclosure here that Mr. Rui Fang will own more than 50% of your total voting power with your disclosure on page 171 that Mr. Fang currently maintains voting power over 40.4% of your outstanding ordinary shares. In this regard, please advise if it anticipated that Mr. Fang will increase his ownership percentage in connection with this offering.

In response to the Staff’s comment, the Company has added the requested disclosure on page 79 of the Revised Draft Registration Statement.

In addition, the Company respectfully submits that Mr. Fang’s ownership percentage is not anticipated to increase in connection with this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating Metrics, page 93

12.

Given the importance of retention/renewal of existing policies for future growth, please revise to provide a metric which identifies the number of policies which were renewed in the year following initial issuance.

In response to the Staff’s comments, the Company respectfully submits that, instead of retention or renewal of existing policies, the management tracks and monitors retention rate of active users to make and/or amend strategies for enhancing continuous engagement with insurance consumers. In this connection, retention rate in a certain year refers to the proportion of users who made payments on the Company’s platform in the previous year and purchased insurance policies in the current year, out of the total number of users who made payments on the Company’s platform in the previous year. The retention rate provides insights into the Company’s ability to retain active users and encourage them to continue purchasing insurance policies in subsequent years. The retention rate of active users in 2022 and 2023 was 11.3% and 27.6%, respectively, indicating the Company’s enhanced capabilities to prolong engagement with existing active users while maintaining rapid business growth. The Company has also added the requested disclosure on pages 14 and 142 of the Revised Draft Registration Statement.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 6	CONFIDENTIAL

Revenue, page 96

13.

We note your disclosure on pages 96 and 100 that in order to facilitate offshore financing and listing, the company carried out a series of corporate restructuring activities in relation to knowledge sharing services. Please address the following:

•	Revise your disclosure to clarify that the restructuring results in the company no longer operating the knowledge sharing business and only focusing on the insurance distribution business;

In response to the Staff’s comment, the Company has added the disclosures on discontinued operations and the underlying divestiture on pages 106 and 107 of the Revised Draft Registration Statement.

•

Revise MD&A to provide the reader with specific detailed information which clearly addresses the operating results of both the insurance distribution business and the knowledge sharing business separately;

The Company respectfully submits that, in its revised consolidated financial statements for 2021 and 2022 and unaudited consolidated financial statements for the nine months ended September 30, 2022 and 2023, the knowledge sharing business was accounted for as discontinued operations. As such, the updated management’s discussion and analysis of financial condition and results of operations have been focused on continuing operations, excluding the financial results of the knowledge sharing business. However, the Company respectfully refers the Staff to pages F-30 and F-31 of the audited consolidated financial statements and pages F-78 and F-79 of the unaudited consolidated financial statements for disclosures related to the Company’s discontinued operations (primarily the knowledge sharing business) for the periods presented. The Company believes such disclosures are adequate for potential investors to understand the financial results of the knowledge sharing business during the periods presented.

In addition, specific detailed information that clearly addresses the operating results of the insurance distribution business is available on page 107 of the Revised Draft Registration Statement.

•	Revise your discussion of liquidity and capital resources to address the liquidity and capital requirements for the insurance distribution business during the periods presented;

Considering the Company’s discussions of liquidity and capital resources were revised to focus on continuing operations (primarily the insurance distribution business), the Company respectfully refers the Staff to pages 118 to 119 for the discussions of the liquidity and capital requirements for the insurance distribution business during the periods presented.

•

Tell us how the disposition of the knowledge sharing business in interim 2023 will be reflected in the historical financial statements upon updating your financial statements (e.g., discontinued operations).

The Company respectfully submits that, since the knowledge sharing and related business was no longer part of the Group’s business and such disposal represents a strategic shift that has a major effect on the Group’s operations and financial results, the financial results of the knowledge sharing business have been reflected in the audited consolidated financial statements and the unaudited interim condensed consolidated financial statements as discontinued operations. The rest of the Group’s business (primarily the insurance distribution business) was accounted for as continuing operations on the consolidated financial statements for the periods presented.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 7	CONFIDENTIAL

Revenue, page 99

14.

We note your disclosure on page 92 that partnered insurance carriers issue insurance policies to individual insurance consumers and pay you commission fees based on a percentage of premiums that they achieve through policies facilitated by you. Please revise your disclosure here, or elsewhere, to disclose the range of commission fee percentage and the weighted average commission fee percentage for each period presented thereby allowing an investor to use this information along with the other key operating metrics disclosed on page 93 to better understand and evaluate fluctuations in insurance distribution revenue and any trends that could impact future earnings.

In response to the Staff’s comment, the Company has added the disclosure on the range of commission fee percentage on page 102 of the Revised Draft Registration Statement. However, the Company respectfully requests not to disclose the weighted average commission fee percentage for each period presented, primarily based on the following considerations:

(i)

The weighted average commission percentage is considered as commercially sensitive by the Company. Disclosing such information would require revealing confidential commercial terms with partnered insurance carriers that could compromise the Company’s negotiating leverage and competitive position in the market. The Company’s competitors could exploit such information to gain unfair advantages over the Company and to the detriment of the Company and its shareholders. The range, however, provides sufficient transparency without such risks.

(ii)

The weighted average figures could fluctuate regularly based on product mix and business development, which could be misinterpreted by investors if taken out of context of other commercial factors. Therefore, the disclosure related to the weighted average commission fee percentage could be more misleading than informative for potential investors. The range, however, provides a more stable benchmark.

(iii)

The information already provided by the Company, such as first year premiums, the number of insurance carriers that the Company partnered with, and revenue generated from insurance distribution and services, combined with the range of commission fee percentage, are consistent with the disclosure practice of comparable public companies in the online insurance distribution industry and sufficient to enable investors to understand the Company’s continuously enhanced partnerships with selected insurance carriers and make decisions as to whether to invest in the Company’s securities.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 8	CONFIDENTIAL

15.

We note your disclosure on page 96 that revenue derived from the provision of insurance distribution and services primarily consists of commissions received from partnered insurance carriers, which are determined based on a percentage of premiums paid by the policyholder, and the fees received from insurance carriers for different types of services such as technical advisory services, full service consumer cycle engine application and development, establishment and upgrading of intelligent insurance, and capacity building for intelligent consumer service. In order to better understand and evaluate the different components and key drivers of these revenue streams, please revise your disclosure throughout the filing, as applicable, to separately quantify and discuss revenue associated with commissions received from partnered insurance carriers versus service fees.

In response to the Staff’s comment, the Company respectfully requests not to separately quantify and discuss revenue associated with commissions received from partnered insurance carriers versus services fees, primarily based on the following considerations:

(i)

From the business perspective, the services provided by the Company are closely interconnected with its insurance distribution. The interdependence of insurance distribution and the provision of services is of utmost importance for the Company’s business operations, as the services play a vital role of utilizing the Company’s entire suite of systems and tools while maintaining the robust digital pathways and integration points between the Company’s platform and the systems of its partnered insurance carriers. These services are mission critical in enabling the efficient distribution of insurance policies. Through continuously monitoring, analyzing, optimizing, and enhancing the performance, stability, reliability, and efficiency of the multiple systems underlying the insurance distribution process, the Company’s services essentially provide a highly efficient gateway for the digitized insurance transaction process. Thus, segregating the revenue would create an unnecessary division that fails to capture the inherent synergy and interconnectedness between insurance distribution and the services provided by the Company, potentially leading to a misrepresentation of the Company’s operational model.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 9	CONFIDENTIAL

(ii)

Considering the interdependence and interconnectedness of the insurance distribution business and the provision of services, the Company’s management has viewed, and continues to view, insurance distribution and services as a single, integrated offering during negotiations and discussions with insurance carriers. The Company’s consideration of contractual terms is also based on the understanding that these two form a cohesive, mutually reinforcing unit that is not intended or designed to operate as two distinct commercial streams. Meanwhile, the Company’s cooperation with partnered insurance carriers is also founded on the consensus that the Company would provide integrated solutions, which incorporate efficient distribution of insurance policies, and the provision of stable and reliable services. The separation of the revenue derived from insurance distribution and services would not accurately reflect the nature of the Company’s business contracts or the holistic value the Company provides to its partnered insurance carriers.

(iii)

Since insurance distribution and services are invariably offered by the Company as a whole, the Company believes that separately quantifying and discussing revenue associated with commissions received from partnered insurance carriers versus service fees would not provide potential investors with meaningful information about its cooperation with partnered insurance carriers or its ability to expand its primary business operations. Rather than presenting isolated revenue figures, a combined revenue approach offers a holistic perspective of the financial performance of the Company’s core business operations, emphasizing the synergistic relationship between the services the Company provides and the value it delivers to its insurance carrier partners.

In summary, separating insurance distribution and services would be more misleading than informative and hence the Company respectfully requests not to separately quantify and discuss revenue associated with commissions received from partnered insurance carriers versus service fees.

In this connection, the Company has also revised the referenced disclosure on page 103 of the Revised Draft Registration Statement.

16.

We note your disclosure on page 100 that the increase in insurance distribution and services revenue is partially attributable to more diversified offerings of insurance products. Please revise your disclosure, here or elsewhere, to quantify and describe the different product offerings available in each period presented in order to allow an investor to better understand and evaluate how the overall size and mix of product offerings impacts this revenue stream and any trends that could impact future earnings. In addition, please address whether these additional offerings of insurance products are being provided across the board or whether the additional offerings are associated with a limited number of select insurance carriers.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 10	CONFIDENTIAL

In response to the Staff’s comment, the Company wishes to clarify that since insurance consumers are enabled to customize insurance coverage plans based on the insurance products available on its platform, the number of insurance coverage plans covered by insurance policies distributed through its platform is more meaningful for potential investors than the number of existing/additional insurance products, because the number of insurance coverage plans can give them deeper insights into the Company’s ability to address the diverse needs of insurance consumers with different backgrounds and optimize product-market fit over time by allowing flexible and customized proposals. In this connection, the Company has added the disclosure on page 145 of the Revised Draft Registration Statement to specify the number of insurance coverage plans covered by policies distributed through its platform and the number of source insurance carriers for those insurance coverage plans. In addition, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement.

17.

We note your disclosure on page 100 that the increase in insurance distribution and services revenue is partially attributable to more services provided to insurance carriers. Please revise your disclosure, here or elsewhere, to quantify and better describe the different services provided for each period presented accompanied by a discussion of how the overall size and mix of services provided impacted this revenue stream in the periods presented and any trends that could impact future earnings. Please also address whether these additional services are being provided across the board or whether the additional services are associated with a limited number of select insurance carriers.

In response to the Staff’s comment, the Company would like to provide clarification regarding the reference made to “more services provided by us to insurance carriers” in the mentioned disclosure. This statement was not meant to highlight an increase in the types of services offered to insurance carriers. Rather, the Company aimed to convey that through bolstered partnerships with both existing and new insurance carriers, it expanded the business scale of its service provision to these carriers. To avoid confusion, the Company has revised the referenced disclosure on page 114 of the Revised Draft Registration Statement.

While the Company believes that it can continuously generate revenue from services provided to insurance carrier partners, the Company respectfully requests not to quantify the number of services it provided, primarily taking into consideration of the following:

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 11	CONFIDENTIAL

(i)

Complexity and diversity of services provided makes quantification of the number of services difficult. The complexity and diversity of services provided by the Company to insurance carriers makes it challenging to accurately quantify the number of services provided. The Company offers a wide range of services, including technical advisory services, full consumer service cycle engine application and development, establishment and upgrading of intelligent insurance, and capacity building for intelligent consumer service. It is important to note that a certain type of service may consist of several sub-type services, which can make quantification more difficult. As such, the exact number of services provided by the Company is hard to pin down and may be misinterpreted by potential investors.

(ii)

Customization of services increases the difficulty of quantifying the number of services. The services provided by the Company are highly tailored to meet the unique needs and requirements of each partnered insurance carrier. The range and complexity of services needed from the Company may vary significantly based on factors such as the size of the insurance carrier and the level of integration required with the insurance carrier’s existing systems. Therefore, any attempt to quantify the number of services provided may not accurately capture the complexity and value of the support provided by the Company to partnered insurance carriers. A qualitative description of customized services typically provided by the Company would be more meaningful than the number of service items for potential investors to understand the support the Company can provide to insurance carriers and its comprehensive ability to maintain and enhance mutually beneficial relationships with partnered insurance carriers.

(iii)

Quantification of the number of services tends to understate or neglect the genuine contributions of the Company’s continuous support. The services provided by the Company are intended to deliver holistic and integrated solutions rather than focusing on individual service counts. By doing so, these services consistently enhance the full consumer service cycle, covering the stages from targeting and acquisition, conversion, and post-sales. The Company prioritizes the seamless integration of its platform with insurance carriers’ systems in a bid to ensure a smooth digitized transaction process. Its efforts extend beyond a mere enumeration of services, encompassing ongoing monitoring, enhancements, and support to optimize performance, stability, and efficiency. Quantifying the services provided by the Company in terms of a specific number may oversimplify the comprehensive nature of its contributions through the provision of a comprehensive suite of services.

Therefore, considering that quantification of the services provided by the Company is challenging and may not be meaningful for investors, the Company does not intend to disclose such quantitative information.

18.

We note your disclosure on page 100 that the increase in revenue generated from knowledge sharing services was primarily due to the expansion of the subscriber base of your knowledge sharing services. Please revise your disclosure, here or elsewhere, to quantify the number of subscribers for each period presented so investors can better understand and evaluate the underling reasons for the fluctuation. In addition, please enhance this disclosure to discuss the corporate restructuring activities that will result in the company no longer operating the knowledge sharing business and only focusing on the insurance distribution business.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 12	CONFIDENTIAL

The Company respectfully submits that, since the knowledge sharing business was accounted for as discontinued operations in the consolidated financial statements and the management’s discussion and analysis of financial condition and results of operations have been updated to focus on continuing operations, the disclosure of the number of subscribers for the Company’s knowledge sharing business in the Revised Draft Registration Statement is no longer informative for investors. However, the Company respectfully advises the Staff that, in 2021 and 2022, the number of new subscribers for the Company’s knowledge sharing services was 15,035 and 20,550, respectively.

In addition, in response to the Staff’s comment, the Company has added the disclosures on discontinued operations and the underlying divesture on pages 106 and 107 of the Revised Draft Registration Statement.

Operating Costs and Expenses, page 100

19.

We note your disclosure that selling and marketing expenses as a percentage of total revenue decreased significantly from 134.2% in 2021 to 69.2% in 2022, demonstrating your enhanced capabilities to leverage technology to improve your consumer acquisition efficiency. Please revise to discuss, in more detail, the specific efforts undertaken by the company to improve the effectiveness of consumer acquisition which resulted in the decrease in these expenses as a percentage of total revenue and whether this represents a trend that will impact future earnings. Please also revise to disclose the nature of the online borrower acquisition expenses incurred and how these costs are determined in each period presented, the reasons for the declines in the online borrower acquisition costs incurred, and any other key metrics that you use to evaluate the effectiveness of your sales and marketing programs.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 114 and 115 of the Revised Draft Registration Statement.

The Company also wishes to clarify that online borrower acquisition expenses are not applicable to its business. However, the Company believes that the current disclosure is adequate in providing meaningful information for potential investors to evaluate its efficiency in consumer acquisition. In this connection, the Company respectfully refers the Staff to the existing disclosures related to its selling and marketing expenses of each period presented (available on page 108 of the Revised Draft Registration Statement) and to the number of insurance consumers of each period presented (available on page 104 of the Revised Draft Registration Statement).

20.

Please revise to disclose and provide a discussion of each of the different expense components which encompass “operations and support”, “research and development” and “general and administrative expenses” for each of the periods presented.

In response to the Staff’s comment, the Company has added the requested disclosures on pages 108 and 109 of the Revised Draft Registration Statement.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 13	CONFIDENTIAL

Description of Share Capital, page 175

21.

Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company respectfully advises the Staff that first, the Company is a foreign issuer, as defined under Rule 405 of the Securities Act of 1933, as amended, (“Rule 405”) and under Rule 3b-4 of the Securities Exchange Act of 1934, as amended, (“Rule 3b-4”) because the Company is an exempt company organized under the laws of the Cayman Islands. Second, as of the last business day of its most recently completed second fiscal quarter, i.e. December 31, 2023, the Company does not meet any of the conditions under Section (1)(ii) of the definition of foreign private issuer under Rule 405 or under Rule 3b-4(c)(2), because (i) United States citizens or residents did not constitute a majority of the Company’s directors, (ii) United States citizens or residents did not constitute a majority of the Company’s executive officers, (iii) more than 50 percent of the assets of the Company were located outside of the United States, and (iv) the business of the Company was not administered principally in the United States. Therefore, regardless of whether more than 50 percent of the outstanding voting securities of the Company were directly or indirectly owned of record by residents of the United States as of December 31, 2023, the Company meets the definition of foreign private issuer under both Rule 405 and Rule 3b-4.

The Company further advises the Staff that Company’s determination will be based on its intention to adopt a dual-class share structure, which will result in more than 50 percent of the voting power of the Company’s voting securities on a combined basis being directly or indirectly owned of record by non-residents of the United States and the Company will apply such determination methodology on a consistent basis.

22.

We note that your forum selection provision on page 179 identifies the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) as the exclusive forum for certain litigation, including any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also add a risk factor to discuss that the exclusive forum provision may increase costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 14	CONFIDENTIAL

In response to the Staff’s comment, the Company has added the requested disclosure on pages 84, 85 and 196 of the Revised Draft Registration Statement.

General

23.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff at the phone number below to discuss how to submit the materials.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

24.

Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

The Company acknowledges the Staff’s comment. The Company undertakes to provide copies of any additional graphics, maps, photographs, and related captions or other artwork the Company intends to use in the prospectus.

*    *     *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 18610495593 (cell), or Justin You Zhou at justin.zhou@kirkland.com, + 8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission January 17, 2024 Page 15	CONFIDENTIAL

Very truly yours,

Steve Lin

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer

Huirui Wan, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin You Zhou, Esq., Partner, Kirkland & Ellis International LLP

Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP